ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED		BOND NUMBER
Madison Investment Holdings, Inc.		91130110B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
June 30, 2011	December 15, 2010 to December 15, 2011	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

o	Small/Mid Cap Fund, a series of:
Madison Mosaic Equity Trust

is changed to:
o	NorthRoad International Fund, a series of:
Madison Mosaic Equity Fund

RN8.0-00 (1/02)
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED		BOND NUMBER
Madison Investment Holdings, Inc.		91130110B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
May 25, 2011	December 15, 2010 to December 15, 2011	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

NorthRoad Capital Management LLC

RN1.0-00 (1/02)
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.